Exhibit (a)(6)

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                                   SUPPLEMENT
                                     TO THE
                       OFFER TO PURCHASE FOR CASH 450,000
                             SHARES OF COMMON STOCK
                                       OF
                                  T-REIT, INC.

   Moraga Gold, LLC; MPF-NY 2005, LLC; Steven Gold; Sutter Opportunity Fund 3, LLC; MPF Flagship Fund 10, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF DeWaay Premier Fund 3, LLC; MP Value Fund 5, LLC; MPF Acquisition
   Co. 3, LLC; MP Value Fund 7, LLC; MP Value Fund 6, LLC; MPF DeWaay Premier
     Fund 2, LLC; MP Value Fund 8, LLC; MPF Flagship Fund 9, LLC; MP Falcon
         Fund, LLC; MPF Flagship Fund 11, LLC; MPF Income Fund 16, LLC;
                      and MacKenzie Patterson Fuller, Inc.
                         (collectively the "Purchasers")

     THE OFFER, WITHDRAWAL RIGHTS, AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, PACIFIC TIME, ON DECEMBER 16, 2005, UNLESS THE OFFER IS EXTENDED.


The Purchasers hereby amend and supplement their offer to purchase 450,000 Shares of common stock ("Shares") upon the terms and subject to the conditions set forth in the offer to purchase dated November 1, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer").

The Expiration Date is hereby extended to December 16, 2005. The Purchase Price is hereby amended to be $6.51 per Share, less the amount of any dividends declared or made with respect to the Shares between November 1, 2005 and December 16, 2005, or such other date to which this offer may be extended (the "Expiration Date"), in cash, without interest. All references to Purchase Price and Expiration Date are hereby so amended.

Further, all references in the Offer to the "estimated liquidation value" and the "Net Realizable Value" of the Corporation are supplemented as follows: in the Schedule 14D-9 filed by the Corporation on November 16, 2005, the Corporation disclosed that the Net Realizable Value is not as disclosed in the Offer, but rather is $3.90 per Share less than the Purchasers estimated, or $6.51 per Share as opposed to the $10.41 per Share as calculated by the Purchasers. Thus, the Net Realizable Value is not $47,953,000 but rather $29,980,000. Thus, the Purchasers are now offering to purchase Shares at a price equal to the Corporation's estimate of Net Realizable Value.

Shareholders who have already properly tendered shares pursuant to the procedures set forth in the Offer to Purchase, dated November 1, 2005, and the related Letter of Transmittal are not required to take any further action to properly tender their shares in the Offer. If such shareholders wish to withdraw their shares from the Offer, they must follow the procedures set forth in
Section 4 of the Offer to Purchase. Even after the date of this Supplement, shareholders may continue to use the original Letter of Transmittal to properly tender shares in the Offer.

Shareholders should read the Offer to Purchase, the Supplement, and the related materials carefully because they contain important information. Shareholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase, the Supplement, the Letter of Transmittal, and other documents that the company has filed with the U.S. Securities and Exchange Commission at the commission's website at www.sec.gov. Shareholders also may obtain a copy of these documents, without charge, from our website at www.mpfi.com (click on MPF Tenders), or by calling toll free at 800-854-8357.